FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	April	2007
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

    .

Document 1. 2. 3.

News Release dated March 27, 2007 (“RIM Opens New BlackBerry API's to Support Growth in Mobile Applications")

News Release dated March 30, 2007 (“RIM Provides Status Update")

News Release dated April 2, 2007 (“RIM to Announce Preliminary Fourth Quarter and Fiscal Year End Results on April 11")

Page No 3 2 1

Document 1

FOR IMMEDIATE RELEASE

RIM Opens New BlackBerry API’s to Support Growth

in Mobile Applications

Waterloo ON – March 27, 2007 – Research In Motion (RIM) (Nasdaq: RIMM: TSX: RIM) today announced it is adding additional Application Programming Interfaces (APIs) to the BlackBerry® Java Development Environment (BlackBerry JDE) to enable the next wave in mobile application development.

With a large and rapidly growing customer base, including approximately 8 million subscriber accounts and 100,000 BlackBerry Enterprise Server installations, and broad availability on over 225 networks in over 100 countries around the world, BlackBerry has become an attractive platform for software developers.

Fueling the development of third party applications for BlackBerry smartphones is the robust BlackBerry Java Development Environment (JDE). More than 125,000 registered developers have downloaded the BlackBerry JDE, which exposes thousands of Java APIs that developers can utilize to create powerful and innovative applications on the BlackBerry platform. The Java APIs are a rich collection of programming controls based on the industry standard Java Micro Edition along with an extensive set of Java APIs for BlackBerry that enable tighter integration with the unique features of BlackBerry smartphones and applications. With access to almost every functional component and application on a BlackBerry smartphone, developers are now building robust wireless applications that leverage the inherent capabilities of the BlackBerry platform, including secure access to the Internet and corporate intranet, rich multimedia features, access to personal content, location and mapping services, alerting and notification and device personalization.

“Push-email paved the way for the early success of this market, but mobile applications will drive the next phase,” said Mike Lazaridis, President and Co-CEO at Research In Motion. “The BlackBerry JDE has already enabled the development of hundreds of horizontal and vertical business applications and thousands of lifestyle applications on BlackBerry smartphones. We are now opening the BlackBerry platform further with the release of additional APIs that can help fuel the next wave of mobile applications in areas such as Social Networking, Multi-Media, eCommerce, News and Information Services, and Location-Based Services.”

Among the new APIs available for BlackBerry smartphones are:

o	Mobile Multi-Media API for Java (JSR 135) allowing developers to embed custom audio and video content into applications; invoke the BlackBerry Media Player to play video or audio content; record audio or voice and save recorded files to the handset or send it over the Internet
o	Camera APIs that allow developers to invoke the camera application and access pictures taken with the camera; support for registering listeners with the Camera application that enable an application to be notified when a new picture is taken
o	Support for MP3, WAV, WMA, AAC and AMR audio formats with support for routing audio playback to the external speaker, connected headset and Bluetooth® headset
o	XML and Web Services support to help simplify communications with existing Internet applications
o	BlackBerry Messenger APIs allowing access to presence and contact information and the ability to send peer-to-peer messages
o	File System Access APIs (JSR 75) to provide access to documents and other files stored locally on the smartphone or on the microSD expansion memory; support for registering listeners with the file system that enable an application to be notified when a new files are added or removed
o	GPS APIs (JSR 179) that provide access to location information from local GPS chip or external GPS receiver connected over Bluetooth (new for the BlackBerry® 8800)
o	BlackBerry Maps API providing access to the map application to display an address or a route with BlackBerry Maps providing all of the geo-coding and mapping data for free
o	Wallpaper and Ringtone Customization Java APIs to enable custom applications to add new wallpapers and ringtones to the smartphone
o	Planned support for 3D Graphics API (JSR 184) and SVG API (JSR 226) to enable more powerful gaming and rich-media content
o	Planned support for MMS Java APIs (JSR 205) to complement the existing SMS and Phone APIs which enable third party applications to listen for incoming phone calls and SMS messages, invoke the phone application to place a call, and compose SMS messages for peer-to-peer messaging

The BlackBerry platform is also designed to extend its inherent security, network efficiency, reliability and push capabilities to any application, so developers can focus on their core application offerings rather than the underlying infrastructure that enables wireless connectivity.

Over 500 software organizations have already officially joined the BlackBerry® ISV Alliance program offering hundreds of business solutions and thousands of lifestyle applications. RIM is showcasing applications from many of the BlackBerry ISV Alliance program partners at the CTIA wireless show this week in booth #2125.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Marisa Conway
Brodeur (for RIM)
(212) 515-1924
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

Document 2

March 30, 2007

RIM PROVIDES STATUS UPDATE

Waterloo, Ontario – Research In Motion Limited (“RIM” or the “Company”) (Nasdaq: RIMM; TSX: RIM) today provides this status update pursuant to the alternative information guidelines of the Ontario Securities Commission (the “OSC”). These guidelines contemplate that the Company will normally provide bi-weekly updates on its affairs until such time as the Company is current with its filing obligations under Canadian securities laws.

As previously disclosed, while the review of stock option granting practices by the Special Committee of RIM’s Board of Directors is now complete, the Special Committee and its advisors, together with the Company and the Company’s external auditors, continue to do the work necessary to complete the restatement of RIM’s previously filed financial statements and to file its interim financial statements for the second and third quarters of fiscal 2007.

As previously disclosed, the Company had originally anticipated updating its filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC) prior to its fiscal year end of March 3, 2007. Despite best efforts, the Company determined that additional time is required for the Company and its advisors to prepare the updated filings and for the independent auditors to complete their review of those filings. Accordingly, on April 11, 2007, the Company intends to disclose preliminary operating results for the fourth quarter of fiscal 2007 and the fiscal 2007 year-end. The Company expects that the potential impact of any restatement on GAAP and preliminary operating results for the fourth quarter of fiscal 2007 and the fiscal 2007 year-end will be immaterial.

The Company has had communications with both staff of the OSC and staff of the SEC about its internal review. The Company intends to continue to cooperate with the OSC and SEC.

There is no other material information concerning the affairs of the Company at this time that has not been generally disclosed.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

— more-

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws relating to RIM’s management-initiated, voluntary review of its option granting practices, including statements regarding the anticipated timing of filing financial statements and the additional work required to complete such filings, statements regarding RIM’s intention to announce preliminary operating results on April 11, 2007 and the anticipated financial impact of the restatement on GAAP and preliminary operating results for the fourth quarter of fiscal 2007 and the fiscal 2007 year-end, and statements regarding RIM’s intention to provide regular updates to its shareholders. The terms and phrases, “will”, “intends”, “expects” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience, its current assessment of matters relating to its ongoing internal review, and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM’s actual results, or future events to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: further determinations made by RIM’s Special Committee, outside advisors, auditors and others; unanticipated developments and delays encountered in connection with RIM’s efforts to complete the restatement of its financial statements and its securities filings; developments relating to RIM’s ongoing communications with the SEC and the OSC; additional corrections that may be required based on factual findings and analysis following the date of this news release, risks associated with litigation relating to RIM’s stock option grants; and legal and accounting developments regarding stock option grants and interpretations of such guidance. In particular, as noted in this news release, the Special Committee and its advisors, together with the Company and its external auditors, continue to do the work necessary to complete the restatement of RIM’s previously filed financial statements and to file its interim financial statements for the second and third quarters of fiscal 2007, and statements in this news release regarding the anticipated financial impact of the restatement on GAAP and preliminary operating results for the fourth quarter of fiscal 2007 and the fiscal 2007 year-end could be subject to change as such work continues. Readers are cautioned to consider the forward-looking statements in light of these risks and others relating to RIM which are discussed in greater detail in the “Risk Factors” section of RIM’s Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 3

April 2, 2007

FOR IMMEDIATE RELEASE

RIM to Announce Preliminary Fourth Quarter and Fiscal Year End Results on April 11

Waterloo, Canada – Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM) will be reporting preliminary results for the fourth quarter and fiscal 2007 year-end on April 11, 2007 after the close of the market. A conference call and live webcast will be held beginning at 5 pm ET, which can be accessed by dialing 416-640-1907 or by logging on at www.rim.com/investors/events/index.shtml. A replay of the conference call will also be available at approximately 7 pm by dialing 416-640-1917 and entering passcode 21221682#. This replay will be available until midnight ET April 25, 2007.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Marisa Conway
Brodeur for RIM
(212) 515-1924
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
519.888.7465
investor_relations@rim.com

Research In Motion, RIM and BlackBerry are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	April 4, 2007	By:	/s/ Brian Bidulka (Signature)
Brian Bidulka
Chief Accounting Officer